Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Stone Energy Corporation for the registration of debt securities, common stock, preferred stock, warrants, guarantees of debt securities, rights, units, and depository shares and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements of Stone Energy Corporation, and the effectiveness of internal control over financial reporting of Stone Energy Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

October 22, 2012